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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9
                                (RULE 14D-101)
                               (Amendment No. 2)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                              HARTFORD LIFE, INC.
                           (Name of Subject Company)



                              HARTFORD LIFE, INC.
                     (Name of Person(s) Filing Statement)


                CLASS A COMMON STOCK, PAR VALUE $.0l PER SHARE
                        (Title of Class of Securities)


                                    4165924
                     (CUSIP Number of Class of Securities)


                              Lynda Godkin, Esq.
                              Hartford Life, Inc.
                             200 Hopmeadow Street
                          Simsbury, Connecticut 06089
                           Telephone: (860) 547-5000
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person Filing Statement)


                                WITH COPIES TO:


Jack H. Nusbaum, Esq.                       George W. Bilicic, Jr., Esq.
Jeffrey S. Hochman, Esq.                       Cravath, Swaine & Moore
Willkie Farr & Gallagher                          825 Eighth Avenue
787 Seventh Avenue                            New York, New York 10019
New York, New York 10019                      Telephone: (212) 474-1000
Telephone: (212) 728-8000

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                                                             2

          This Amendment No. 2 amends the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 24, 2000 by Hartford Life, Inc., a Delaware corporation (the "Company"), relating to the third-party tender offer by Hartford Fire Insurance Company, a Connecticut corporation and a wholly owned subsidiary of The Hartford Financial Services Group, Inc., to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company, at a purchase price of $50.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 2000 (the "Offer to Purchase") as amended and filed on Schedule TO/13E-3.


Item 3.   Past Contracts, Transactions, Negotiations and Agreements.

          Item 3 is hereby amended by the following:

          Conflicts of Interest.

          1. CERTAIN ARRANGEMENTS BETWEEN HARTFORD LIFE AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

          Company Benefit Plans. The information set forth under "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of the Financial Advisor" and "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" in the Offer to Purchase, as amended by Amendment No. 3 to the Schedule TO/13E-3, dated June 13, 2000, is incorporated herein by reference.

          2. CERTAIN ARRANGEMENTS BETWEEN HARTFORD LIFE AND PARENT.

          The information set forth under "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of the Financial Advisor" and "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" in the Offer to Purchase, as amended by Amendment No. 3 to the Schedule TO/13E- 3, dated June 13, 2000, is incorporated herein by reference.


Item 4.   The Solicitation or Recommendation.

          Item 4 is hereby amended by the following:

          Reasons for the Recommendation.

          The reasons for the recommendation set forth under "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Opinion of the Financial Advisor" in the Offer to Purchase, as amended by Amendment No. 3 to the Schedule TO/13E-3, dated June 13, 2000, and are incorporated herein by reference.


Item 5.   Persons/Assets Retained, Employed, Compensated or Used.

          Item 5 is hereby amended by the following:


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                                                                             3

          The information contained under "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Opinion of the Financial Advisor" in the Offer to Purchase, as amended by Amendment No. 3 to the Schedule TO/13E-3, dated June 13, 2000, is incorporated herein by reference.


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                                                                             4

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HARTFORD LIFE, INC.


                                        By: /s/ Michael O'Halloran
                                            -------------------------------
                                            Name:  Michael O'Halloran
                                            Title: Authorized Officer



Dated:  June 13, 2000